Exhibit 99.1

ZTO Reports Fourth Quarter 2022 and Full Year 2022 Unaudited Financial Results

24.4 Billion Annual Parcels Expanded Market Share by 1.5pts to 22.1%

RMB6.8 Billion Adjusted Net Income Grew 37.6%

US$0.37 per Share Dividend Announced for 2022

SHANGHAI, March 15, 2023/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022[1]. For 2022, despite COVID-19 disruptions and softening economy, the Company grew parcel volume by 2.1 billion, or 9.4% year over year and expanded market share by 1.5 percentage points to 22.1% while maintaining high quality of service and customer satisfaction. Adjusted net income [2] increased 37.6% to reach RMB6,806.0 million. Cash generated from operating activities was RMB11,479.3 million.

Fourth Quarter 2022 Financial Highlights

•	Revenues were RMB9,871.3 million (US$1,431.2 million), an increase of 7.1% from RMB9,217.5 million in the same period of 2021.

•	Gross profit was RMB2,772.6 million (US$402.0 million), an increase of 23.2% from RMB2,250.9 million in the same period of 2021.

•	Net income was RMB2,129.3 million (US$308.7 million), an increase of 21.8% from RMB1,747.7 million in the same period of 2021.

•	Adjusted EBITDA[3] was RMB3,397.5 million (US$492.6 million), an increase of 24.0% from RMB2,739.2 million in the same period of 2021.

•	Adjusted net income[2] was RMB2,120.2 million (US$307.4 million), an increase of 21.5% from RMB1,745.3 million in the same period of 2021.

•	Basic and diluted net earnings per American depositary share (“ADS” [4]) were RMB2.67 (US$0.39) and RMB2.61 (US$0.38), an increase of 22.5% and 19.7% from RMB2.18 and RMB2.18 in the same period of 2021, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.66 (US$0.39) and RMB2.60 (US$0.37), an increase of 22.0% and 19.3% from RMB2.18 and RMB2.18 in the same period of 2021, respectively.

•	Net cash provided by operating activities was RMB3,769.8 million (US$546.6 million), compared with RMB3,023.8 million in the same period of 2021.

Fiscal Year 2022 Financial Highlights

•	Revenues were RMB35,377.0 million (US$5,129.2 million), an increase of 16.3% from RMB30,405.8 million in the same period of 2021.

•	Gross profit was RMB9,039.3 million (US$1,310.6 million), an increase of 37.2% from RMB6,589.4 million in the same period of 2021.

•	Net income was RMB6,659.0 million (US$965.5 million), an increase of 41.6% from RMB4,701.3 million in the same period of 2021.

•	Adjusted EBITDA[3] was RMB11,289.1 million (US$1,636.8 million), an increase of 36.0% from RMB8,300.7 million in the same period of 2021.

•	Adjusted net income[2] was RMB6,806.0 million (US$986.8 million), an increase of 37.6% from RMB4,947.0 million in the same period of 2021.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB8.41 (US$1.22) and RMB8.36 (US$1.21), an increase of 45.0% and 44.1% from RMB5.80 and RMB5.80 in the same period of 2021.

•	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB8.59 (US$1.25) and RMB8.54 (US$1.23), an increase of 40.8% and 40.0% from RMB6.10 and RMB6.10 in the same period of 2021.

•	Net cash provided by operating activities was RMB11,479.3 million (US$1,664.3 million), compared with RMB7,220.2 million in the same period of 2021.

Operational Highlights for Fourth Quarter 2022

•	Parcel volume was 6,593 million, an increase of 3.9% from 6,343 million in the same period of 2021.

•	Number of pickup/delivery outlets was over 31,000 as of December 31, 2022.

•	Number of direct network partners was approximately 5,900 as of December 31, 2022.

•	Number of self-owned line-haul vehicles was over11,000 as of December 31, 2022.

•	Out of the over 11,000 self-owned trucks, approximately 9,700 were high capacity 15 to 17-meter-long models as of December 31, 2022, compared to over 9,300 as of September 30, 2022.

•	Number of line-haul routes between sorting hubs was over 3,750 as of December 31, 2022, compared to approximately 3,750 as of September 30, 2022.

•	Number of sorting hubs was 98 as of December 31, 2022, among which 87 are operated by the Company and 11 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.
(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.
(4)	One ADS represents one Class A ordinary share.
(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “For 2022, facing external challenges such as slowing industry growth and COVID-related ups and downs, ZTO focused on keeping our network stable and improving our operational capabilities and efficiency. We achieved our targets for volume growth, market share gain and profit increases while staying on top of quality of services and customer satisfaction. Our market share increased 1.5 percentage points to 22.1% for the year, and our adjusted net income was 6.8 billion which grew 37.6% over last year. There are lesser uncertainties about how the industry landscape will continue to evolve. Competitive focus has been gradually shifted towards sensible pricing practice and bottom-line earnings. The healthier and more capable leaders will advance further in quality of service, volume, and profitability expansion. By our track record, ZTO’s strategy and execution have been consistently sound and effective, and we are well positioned to embark on our next 20 years of growth and development.”

Mr. Lai added, “Our goal is to become a world-class comprehensive logistic service provider. To succeed, the core foundation is our shared-success philosophy and day-to-day practice. Consistent with supportive government policies and its stable economic development initiatives such as “three-proliferations” and carbon reduction, ZTO plays a role of guardian protector as well as a strong contributor. We focus on being the best we can, and by strengthening our industry leading operational excellence and maximization of our vast resource utilization, we can systematically grow our market presence and increase stakeholder value by striking healthy balance between all three aspects of our corporate strategy. More importantly, as we grow, core express delivery and all other logistic product and services, we are to take on greater responsibilities and create positive impact on more people, greater society and larger environment. This is the essence of what we meant by bringing happiness to more people with our product and services.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Our core express delivery ASP grew 8.1% or 10 cents year-on-year which helped to absorb unit cost increases of 2.4% or 2 cents caused by fuel cost hike and volume weaknesses. We have a larger fixed cost base which is beneficially designed for sufficiently high volume. We observed strong scale leverage during recent volume surge where our daily parcel reached over 85 to 90 million packages, and our goal of continued unit economic improvements on the cost front is achievable. SG&A cost as a percentage of revenues remained flat year over year at 5.4% as we maintain a stable corporate cost structure.”

Ms. Yan added, “Our adjusted net income grew 37.6%, much faster than the 9.4% volume increase for 2022. Thanks to enabling digitization tools that we developed and began to widely implement starting in 2022 at all levels of our transit and sorting operations, we gained more real-time visibilities into where inefficiencies maybe, and solutions will quickly follow. On the pricing front, we have modified the way we set and disseminate growth targets so as to instill confidence as well as visibility into achievability and profitability for our network partners. Our ability to set goals, measure and deploy resources, align interests with common objectives among all parties have greatly enhanced. Given the assessment of current industry estimates, we target to outpace industry volume growth and increase our market share by at least 1.5 percentage points for 2023 while we maintain high levels of quality of services and customer satisfaction, and achieving targeted earnings growth for the year.”

Fourth Quarter 2022 Unaudited Financial Results

	Three Months Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	8,428,942	91.4	9.168,541	1,329,313	92.9
Freight forwarding services	378,248	4.1	254,130	36,845	2.6
Sale of accessories	352,414	3.8	404,683	58,674	4.1
Others	57,915	0.7	43,973	6,376	0.4
Total revenues	9,217,519	100.0	9,871,327	1,431,208	100.0

Total Revenues were RMB9,871.3 million (US$1,431.2 million), an increase of 7.1% from RMB9,217.5 million in the same period of 2021. Revenue from the core express delivery business increased by 8.8% compared to the same period of 2021, as a combined result of a 3.9% increase in parcel volume and a 4.7% increase in parcel unit price. Revenue from freight forwarding services decreased by 32.8% compared to the same period of 2021 as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 14.8%. Other revenues were derived mainly from financing services.

	Three Months Ended December 31,
	2021		2022
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,350,847	36.4	3,394,342	492,133	34.4
Sorting hub operating cost	2,014,763	21.9	2,139,620	310,216	21.7
Freight forwarding cost	322,785	3.5	238,464	34,574	2.4
Cost of accessories sold	85,104	0.9	147,838	21,434	1.5
Other costs	1,193,096	12.9	1,178,501	170,867	11.9
Total cost of revenues	6,966,595	75.6	7,098,765	1,029,224	71.9

Total cost of revenues was RMB7,098.8 million (US$1,029.2 million), an increase of 1.9% from RMB6,966.6 million in the same period of last year.

Line haul transportation cost was RMB3,394.3 million (US$492.1 million), an increase of 1.3% from RMB3,350.8 million in the same period last year. The unit transportation cost decreased 2.5% driven by continued transportation cost efficiency gain derived mainly from higher mix of high-capacity trailer trucks of our fleet and better route planning despite fuel cost increase. There were approximately 700 more self-owned high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB2,139.6 million (US$310.2 million), an increase of 6.2% from RMB2,014.8 million in the same period of last year. The increase was primarily consisted of (i) RMB67.7 million (US$9.8 million) increase in depreciation and amortization costs for automation equipment and facility, and (ii) RMB28.5 million (US$4.1 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency gain. As of December 31, 2022, 458 sets of automated sorting equipment were in service, compared to 385 sets as of December 31, 2021.

Cost of accessories sold was RMB147.8 million (US$21.4 million), increased 73.7% compared with RMB85.1 million in the same period last year.

Other costs were RMB1,178.5 million (US$170.9 million), a decrease of 1.2% from RMB1,193.1 million in the same period of last year. The decrease was mainly consisted of RMB116.1 million (US$16.8 million) in dispatching costs serving enterprise customers, offset by the increase of (i) RMB82.0 million (US$11.9 million) in costs expanding last mile business and (ii) RMB44.0 million (US$6.4 million) in information technology and related cost.

Gross Profit was RMB2,772.6 million (US$402.0 million), increased 23.2% from RMB2,250.9 million in the same period of last year driven by volume and ASP increase as well as cost productivity gain. Gross margin rate improved to 28.1% from 24.4% for the same period last year.

Total Operating Expenses were RMB312.7 million (US$45.3 million), compared to RMB196.9 million in the same period of last year.

Selling, general and administrative expenses were RMB560.9 million (US$81.3 million), increased by 18.8% from RMB472.3 million in the same period of last year, mainly driven by increases of employees’ compensation and benefits.

Other operating income, net was RMB248.1 million (US$36.0 million), compared to RMB275.4 million in the same period of last year. Other operating income mainly consisted of (i) RMB100.3 million (US$14.5 million) VAT super deduction, (ii) RMB59.9 million (US$8.7 million) ADR fee rebate, and (iii) RMB38.9 million (US$5.6 million) government subsidies and tax rebates.

Income from operations was RMB2,459.8 million (US$356.6 million), an increase of 19.8% from RMB2,054.0 million for the same period last year. Operating margin rate increased to 24.9% from 22.3% in the same period of last year.

Interest income was RMB111.8 million (US$16.2 million), compared with RMB94.2 million in the same period of last year.

Interest expenses was RMB76.1 million (US$11.0 million), compared with RMB24.9 million in the same period of last year.

Gain from fair value changes of financial instruments was RMB83.5 million (US$12.1 million), compared with loss of RMB0.3 million in the same period of last year. Such gain or loss from fair value changes of the financial instruments are determined by selling banks according to market-based estimation of future redemption prices.

Gain on disposal of equity investees and subsidiary and others was RMB9.1 million (US$1.3 million), compared with RMB2.4 million in 2021.

Income tax expenses were RMB500.5 million (US$72.6 million) compared to RMB371.4 million in the same period of last year. Overall income tax rate increased by 1.6 percentage points this quarter compared to the same period last year due to an increased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, while the taxable income from one of the headquarter entities that enjoys a 15% preferential rate for its High and New Technology Enterprise qualification.

Net income was RMB2,129.3 million (US$308.7 million), which increased by 21.8% from RMB1,747.7 million in the same period of last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.67 (US$0.39) and RMB2.61 (US$0.38), compared to basic and diluted earnings per ADS of RMB2.18 and RMB2.18 in the same period of last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.66 (US$0.39) and RMB2.60 (US$0.37), compared with RMB2.18 and RMB2.18 in the same period of last year.

Adjusted net income was RMB2,120.2 million (US$307.4 million), compared with RMB1,745.3 million during the same period last year.

EBITDA[1] was RMB3,406.5 million (US$493.9 million), compared with RMB2,741.6 million in the same period of last year.

Adjusted EBITDA was RMB3,397.5 million (US$492.6 million), compared to RMB2,739.2 million in the same period of last year.

Net cash provided by operating activities was RMB3,769.8 million (US$546.6million), compared with RMB3,023.8 million in the same period of last year.

(1) EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Fiscal Year 2022 Financial Results

	Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	27,450,922	90.3	32,575,698	4,723,032	92.1
Freight forwarding services	1,529,601	5.0	1,212,677	175,822	3.4
Sale of accessories	1,231,283	4.0	1,384,674	200,759	3.9
Others	194,033	0.7	203,947	29,569	0.6
Total revenues	30,405,839	100.0	35,376,996	5,129,182	100

Total Revenues were RMB35,377.0 million (US$5,129.2 million), an increase of 16.3% from RMB30,405.8 million last year. Revenue from the core express delivery business increased by 18.3%, as a combined result of a 9.4% increase in parcel volume and an 8.1% increase in parcel unit price driven by stabilized industry pricing and improved product mix. Revenue from freight forwarding services decreased by 20.7% compared to last year as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills, increased by 12.5%. Other revenues were mainly consisted of financing services and advertising services receipts.

	Year Ended December 31,
	2021		2022
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	11,487,810	37.8	12,480,170	1,809,454	35.3
Sorting hub operating cost	6,774,595	22.3	7,845,491	1,137,489	22.2
Freight forwarding cost	1,326,557	4.4	1,137,140	164,870	3.2
Cost of accessories sold	349,647	1.1	463,448	67,194	1.3
Other costs	3,877,853	12.7	4,411,472	639,604	12.4
Total cost of revenues	23,816,462	78.3	26,337,721	3,818,611	74.4

Total cost of revenues was RMB26,337.7 million (US$3,818.6 million) compared to RMB23,816.5 million in the same period of last year, an increase of 10.6% against 9.4% year over year volume increase.

Line haul transportation cost was RMB12,480.2 million (US$1,809.5 million), an increase of 8.6% from RMB11,487.8 million last year. Line-haul transportation cost per parcel was RMB0.51, which decreased RMB1.0 cent compared to last year. This was primarily due to improved operating efficiency through increased usage of high-capacity vehicles and better route planning offset by the increase of diesel price.

Sorting hub operating cost was RMB7,845.5 million (US$1,137.5 million), an increase of 15.8% from RMB6,774.6 million last year. The increase was primarily consisted of (i) RMB537.9 million (US$78.0 million) increase in labor-associated costs, a result of wage and headcount increase and (ii) RMB344.1 million (US$49.9 million) increase in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities.

Cost of accessories sold was RMB463.4 million (US$67.2 million), increase 32.5% compared with RMB349.6 million last year.

Other costs were RMB4,411.5 million (US$639.6 million), an increase of 13.8% from RMB3,877.9 million in 2021, primarily due to (i) RMB260.8 million (US$37.8 million) increase in costs expanding last mile business, and (ii) RMB175.6 million (US$25.5 million) increase in information technology and related cost.

Gross Profit was RMB9,039.3 million (US$1,310.6 million), an increase of 37.2% from RMB6,589.4 million last year. Gross profit margin increased to 25.6% from 21.7% in 2021.

Total Operating Expenses were RMB1,302.8 million (US$188.9 million), compared to RMB1,086.4 million last year.

Selling, general and administrative expenses were RMB2,077.4 million (US$301.2 million), an increase of 10.7% from RMB1,875.9 million last year. The increase was primarily due to an increase of RMB145.7 million (US$21.1 million) in compensation and benefit expenses.

Other operating income, net was RMB774.6 million (US$112.3 million), compared with RMB789.5 million last year. Other operating income mainly consisted of (i) government subsidies and tax rebate of RMB346.1 million (US$50.2 million), (ii) RMB273.4 million (US$39.6 million) of VAT super deduction, and (iii) RMB95.2 million (US$ 13.8 million) of rental income from self-owned facilities.

Income from operations was RMB7,736.5 million (US$1,121.7 million), an increase of 40.6% from RMB5,503.0 million last year. Operating margin increased to 21.9% from 18.1% last year.

Interest income was RMB503.7 million (US$73.0 million), compared with RMB363.9 million in 2021.

Interest expenses was RMB 190.5million (US$27.6 million), compared with RMB126.5 million in the same period of last year.

Gain from fair value changes of financial instruments was RMB46.2 million (US$6.7 million), compared with RMB52.9 million in 2021, which reflected fair value changes, assessed using market-based redemption prices estimated by selling banks, on financial instruments.

Gain on disposal of equity investees and subsidiary and others was RMB69.6 million (US$10.1 million) and was mainly composed of the share disposal of share interest in the Jinhua Zhongrui Freight Forwarding Co., Ltd for a cash consideration of RMB291.4 million (US$42.2 million).

Impairment of investment in equity investee was RMB26.3 million (US$3.8 million), which mainly included a provision for impairment charge of RMB21.8 million (US$3.2 million) related to the Company’s investment in Globaltime. Inc., a commodity marketing and guided shopping platform in China. There was no similar impairment of investment in equity investee in last year.

Foreign currency exchange Gain, before tax was RMB147.3 million (US$21.4 million), mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income tax expenses were RMB1,633.3million (US$236.8 million) compared to RMB1,005.5 million in 2021.

Net income increased 41.6% to RMB6,659.0 million (US$965.5 million) from RMB4,701.3 million in 2021. Net income margin was 18.8% in 2022 compared with 15.5% in 2021.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB8.41 (US$1.22) and RMB8.36 (US$1.21), compared to basic and diluted earnings per ADS of RMB5.80 in 2021.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB8.59 (US$1.25) and RMB8.54 (US$1.23), compared to adjusted basic and diluted earnings per ADS of RMB6.10 in 2021.

Adjusted net income was RMB6,806.0 million (US$986.8 million), compared with RMB4,947.0 million last year.

EBITDA was RMB11,153.4 million (US$1,617.1 million), compared with RMB8,055.0 million last year.

Adjusted EBITDA was RMB11,289.1 million (US$1,636.8 million), compared with RMB8,300.7 million last year.

Net cash provided by operating activities was RMB11,479.3million (US$1,664.3million), increased by 59.0% from RMB7,220.2 million last year.

Net cash provided by financing activities was RMB7,058.2 million (US$1,023.3million), compared with RMB2,904.0 million in the same period of 2021. In August 2022, the Company issued US$1 billion of convertible senior notes (“the Notes”). The Notes will mature on September 1, 2027 and bear interest at a rate 1.5% per year. The Notes can be converted into ADSs at an initial conversion rate of 31.6296 of ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS).

Business Outlook

Based on current market conditions and current operations, the Company’s parcel volume for 2023 is expected to be in the range of 28.78 billion to 29.75 billion, representing a 18% to 22% increase year over year. Relative to the entire industry performance, the Company is confident to achieve at least 1.5 percentage point increase in its market share for the entire year. Such estimates represent management’s current and preliminary view, which are subject to change.

Special Dividend

The board of directors has approved a special dividend of US$0.37per ADS and share for 2022 to shareholders of record as of the close of business on April 6, 2023. For holders of class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 6, 2023 (Hong Kong Time). The payment date is expected to be April 21, 2023 for holders of class A ordinary shares and on April 28, 2023 for holders of ADSs.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024.The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2022, the Company has purchased an aggregate of 36,560,249 ADSs at an average purchase price of US$25.20, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8972 to US$1.00, the noon buying rate on December 31, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, March 15, 2023 (8:30 AM Beijing Time on Thursday, March 16, 2023).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	0163393

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 22, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	2747002

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter of 2022, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter 2022 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	9,217,519	9871,327	1,431,208	30,405,839	35,376,996	5,129,182
Cost of revenues	(6,966,595)	(7,098,765)	(1,029,224)	(23,816,462)	(26,337,721)	(3,818,611)
Gross profit	2,250,924	2,772,562	401,984	6,589,377	9,039,275	1,310,571
Operating (expenses)/income:
Selling, general and administrative	(472,284)	(560,859)	(81,317)	(1,875,869)	(2,077,372)	(301,191)
Other operating income, net	275,363	248,132	35,976	789,503	774,578	112,303
Total operating expenses	(196,921)	(312,727)	(45,341)	(1,086,366)	(1,302,794)	(188,888)
Income from operations	2,054,003	2,459,835	356,643	5,503,011	7,736,481	1,121,683
Other income (expenses):
Interest income	94,208	111,768	16,205	363,890	503,722	73,033
Interest expense	(24,852)	(76,147)	(11,040)	(126,503)	(190,521)	(27,623)
(Loss) / gain from fair value changes of financial instruments	(337)	83,504	12,107	52,909	46,246	6,705
Gain on disposal of equity investees and subsidiary and others	2,357	9,083	1,317	2,357	69,598	10,091
Impairment of investment in equity investee	-	-	-	-	(26,328)	(3,817)
Foreign currency exchange (loss) / gain before tax	(22,310)	9,064	1,314	(56,467)	147,254	21,350
Income before income tax, and share of loss in equity method	2,103,069	2,597,107	376,546	5,739,197	8,286,452	1,201,422
Income tax expense	(371,429)	(500,518)	(72,568)	(1,005,451)	(1,633,330)	(236,811)
Share of loss in equity method investments	16,046	32,696	4,740	(32,419)	5,844	847
Net income	1,747,686	2,129,285	308,718	4,701,327	6,658,966	965,458
Net loss attributable to non-controlling interests	14,644	33,326	4,832	53,500	150,090	21,761
Net income attributable to ZTO Express (Cayman) Inc.	1,762,330	2,162,611	313,550	4,754,827	6,809,056	987,219
Net income attributable to ordinary shareholders	1,762,330	2,162,611	313,550	4,754,827	6,809,056	987,219
Net earnings per share attributed to ordinary shareholders
Basic	2.18	2.67	0.39	5.80	8.41	1.22
Diluted	2.18	2.61	0.38	5.80	8.36	1.21
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,448,289	809,601,049	809,601,049	819,961,265	809,442,862	809,442,862
Diluted	808,448,289	841,226,602	841,226,602	819,961,265	820,273,531	820,273,531
Net income	1,747,686	2,129,285	308,718	4,701,327	6,658,966	965,458
Other comprehensive (expenses) / income, net of tax of nil:
Foreign currency translation adjustment	(17,602)	35,752	5,184	(146,533)	155,432	22,536
Comprehensive income	1,730,084	2,165,037	313,902	4,554,794	6,814,398	987,994
Comprehensive loss attributable to non- controlling interests	14,644	33,326	4,832	53,500	150,090	21,761
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,744,728	2,198,363	318,734	4,608,294	6,964,488	1,009,755

Unaudited Consolidated Balance Sheets Data:
	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	9,721,225	11,692,773	1,695,293
Restricted cash	27,736	895,483	129,833
Accounts receivable, net	933,444	818,968	118,739
Financing receivables	1,111,461	951,349	137,933
Short-term investment	2,845,319	5,753,483	834,177
Inventories	82,961	40,537	5,877
Advances to suppliers	667,855	861,573	124,916
Prepayments and other current assets	3,142,368	3,146,378	456,182
Amounts due from related parties	133,990	314,483	45,596
Total current assets	18,666,359	24,475,027	3,548,546
Investments in equity investee	3,730,448	3,950,544	572,775
Property and equipment, net	24,929,897	28,813,204	4,177,522
Land use rights, net	5,335,549	5,442,951	789,154
Intangible assets, net	35,634	29,437	4,268
Operating lease right-of-use assets	897,238	808,506	117,222
Goodwill	4,241,541	4,241,541	614,966
Deferred tax assets	934,848	750,097	108,754
Long-term investment	1,214,500	7,322,545	1,061,669
Long-term financing receivables	1,412,956	1,295,755	187,867
Other non-current assets	762,273	816,839	118,431
Amounts due from related parties-non current	611,100	577,140	83,677
TOTAL ASSETS	62,772,343	78,523,586	11,384,851
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	3,458,717	5,394,423	782,118
Accounts payable	1,957,529	2,202,692	319,360
Notes payable	174,920	200,000	28,997
Advances from customers	1,226,549	1,374,691	199,311
Income tax payable	86,789	228,422	33,118
Amounts due to related parties	22,786	49,138	7,124
Operating lease liabilities	250,995	229,718	33,306
Acquisition consideration payable	22,942	-	-
Dividends payable	708	1,497	217
Other current liabilities	5,794,380	6,724,743	974,999
Total current liabilities	12,996,315	16,405,324	2,378,550
Non-current operating lease liabilities	556,091	510,349	73,994
Deferred tax liabilities	292,356	346,472	50,234
Convertible senior bond	-	6,788,971	984,308
TOTAL LIABILITIES	13,844,762	24,051,116	3,487,086
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022)	535	535	77
Additional paid-in capital	28,229,026	26,717,727	3,873,706
Treasury shares, at cost	(2,067,009)	(2,062,530)	(299,039)
Retained earnings	22,716,799	29,459,491	4,271,225
Accumulated other comprehensive loss	(242,104)	(86,672)	(12,566)
ZTO Express (Cayman) Inc. shareholders’ equity	48,637,247	54,028,551	7,833,403
Noncontrolling interests	290,334	443,919	64,362
Total Equity	48,927,581	54,472,470	7, 897,765
TOTAL LIABILITIES AND EQUITY	62,772,343	78,523,586	11,384,851

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands)
Net cash provided by operating activities	3,023,783	3,769,838	546,575	7,220,217	11,479,308	1,664,343
Net cash used in investing activities	(2,814,265)	(4,380,805)	(635,157)	(8,756,533)	(16,041,890)	(2,325,855)
Net cash (used in) / provided by financing activities	(787,457)	(1,707,120)	(247,509)	(2,903,985)	7,058,202	1,023,343
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(47,876)	(59,220)	(8,586)	(150,430)	338,106	49,021
Net (decrease) / increase in cash, cash equivalents and restricted cash	(625,815)	(2,377,307)	(344,677)	(4,590,731)	2,833,726	410,852
Cash, cash equivalents and restricted cash at beginning of period	10,395,176	14,980,394	2,171,953	14,360,092	9,769,361	1416,424
Cash, cash equivalents and restricted cash at end of period	9,769,361	12,603,097	1,827,276	9,769,361	12,603,087	1,827,276

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	9,721,225	11,692,773	1,695,293
Restricted cash, current	27,736	895,483	129,833
Restricted cash, non-current	20,400	14,831	2,150
Total cash, cash equivalents and restricted cash	9,769,361	12,603,087	1,827,276

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

		(in thousands, except for share and per share data)
Net income	1,747,686	2,129,285	308,718	4,701,327	6,658,966	965,458
Add:
Share-based compensation expense [1]	-	-	-	248,027	178,980	25,950
Impairment of investment in equity investee [1]	-	-	-	-	26,328	3,817
Gain on disposal of equity investees and subsidiary and others, net of income taxes	(2,357)	(9,083)	(1,317)	(2,357)	(58,275)	(8,449)
Adjusted net income	1,745,329	2,120,202	307,401	4,946,997	6,805,999	986,776

Net income	1,747,686	2,129,285	308,718	4,701,327	6,658,966	965,458
Add:
Depreciation	567,264	665,400	96,474	2,102,310	2,540,899	368,396
Amortization	30,354	35,199	5,103	119,458	129,647	18,797
Interest expenses	24,852	76,147	11,040	126,503	190,521	27,623
Income tax expenses	371,429	500,518	72,568	1,005,451	1,633,330	236,811
EBITDA	2,741,585	3,406,549	493,903	8,055,049	11,153,363	1,617,085

Add:
Share-based compensation expense	-	-	-	248,027	178,980	25,950
Impairment of investment in equity investee	-	-	-	-	26,328	3,817
Gain on disposal of equity investees and subsidiary and others, before income taxes	(2,357)	(9,083)	(1,317)	(2,357)	(69,598)	(10,091)
Adjusted EBITDA	2,739,228	3,397,466	492,586	8,300,719	11,289,073	1,636,761

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,762,330	2,162,611	313,550	4,754,827	6,809,056	987,219
Add:
Share-based compensation expense [1]	-	-	-	248,027	178,980	25,950
Impairment of investment in equity investee [1]	-	-	-	-	26,328	3,817
Gain on disposal of equity investees and subsidiary and others, net of income taxes	(2,357)	(9,083)	(1,317)	(2,357)	(58,275)	(8,449)
Adjusted Net income attributable to ordinary shareholders	1,759,973	2,153,528	312,233	5,000,497	6,956,089	1,008,537

Weighted average shares used in share/ADS calculating net earnings per ordinary
Basic	808,448,289	809,601,049	809,601,049	819,961,265	809,442,862	809,442,862
Diluted	808,448,289	841,226,602	841,226,602	819,961,265	820,273,531	820,273,531

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.18	2.67	0.39	5.80	8.41	1.22
Diluted	2.18	2.61	0.38	5.80	8.36	1.21

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.18	2.66	0.39	6.10	8.59	1.25
Diluted	2.18	2.60	0.37	6.10	8.54	1.23

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508